May 13, 2025

Mart  n de los Santos
Executive Vice President and Chief Financial Officer
MercadoLibre, Inc.
WTC Free Zone
Dr. Luis Bonavita 1294, Of. 1733, Tower II
Montevideo, Uruguay, 11300

        Re: MercadoLibre, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-33647
Dear Mart  n de los Santos:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 83

1. We note consumers have access to credit lines for loans that can be used for a purchase on the Mercado Libre Marketplace. Please tell us how you classify cash receipts for loans from inventory sales reflected as "commerce product sales" in Note
       10. Refer to ASC 230-10-45-16a.
 May 13, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services